Exhibit 99.1

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

 RIT TECHNOLOGIES ANNOUNCES 2015 ANNUAL GENERAL MEETING

Tel Aviv, Israel – May 4, 2015 – RiT Technologies (NASDAQ: RITT), today announced that its 2015 Annual General Meeting of Shareholders will be held on Monday, June 8, 2015 at 10:00 a.m. Israel time (3:00 a.m. ET), at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv, Israel.

The record date for the meeting is May 6, 2015. The Company will send to its shareholders of record a proxy statement describing the various matters to be voted upon at the meeting, along with a proxy card enabling them to indicate their vote on each matter. The Company will also furnish the proxy statement to the Securities and Exchange Commission (SEC) on Form 6-K.

The agenda of the annual general meeting is as follows:

1.	To elect three (3) directors to the Board of Directors of the Company;

2.	To re-elect Ms. Galia Druker as an external director;

3.
To approve the re-appointment of Somekh Chaikin, a member of KPMG International ("KPMG"), as the Company’s independent auditors for the fiscal year ending December 31, 2015; and to authorize our Board of Directors to delegate to the Audit Committee the authority to fix the remuneration of KPMG in accordance with the volume and nature of their services;

4.	To approve the issuance of a warrant to purchase up to 6,000,000 ordinary shares of the Company to Invencom Technologies Ltd. ("Invencom"), an affiliate of the controlling shareholder of the Company;

5.	To approve an investment of $5 million by Invencom in a newly-formed wholly-owned subsidiary of the Company;

6.	To approve the appointment of our new Deputy CEO, an officer who is related to the Company’s controlling shareholder;

7.	To consider the audited consolidated financial statements of the Company for the year ended December 31, 2014; and

8.	To transact such other business as may properly come before the meeting or any adjournment thereof.

For additional information please refer to the above referenced proxy statement.

About RiT Technologies

RiT Technologies (NASDAQ: RITT), is a leading provider of IIM and structured cabling solutions and a developer of an innovative indoor optical wireless technology solution. The RiT IIM products provide network utilization for data centers, communication rooms and work space environments. They help companies plan and provision, monitor and troubleshoot their communications networks, maximizing utilization, reliability and physical security of the network while minimizing unplanned downtime. The RiT solutions are deployed around the world, in a broad range of organizations, including data centers in corporate organizations, government agencies, financial institutions, airport authorities, healthcare and education institutions and more. Our BeamCaster™ product is an innovative indoor optical wireless networking technology solutions, designed to help customers streamline deployment, reduce infrastructure design, installation and maintenance complexity and enhance security in a cost effective way. RiT’s shares are traded on the NASDAQ Capital Market under the symbol RITT. For more information, please visit: www.rittech.com

COMPANY CONTACT:
Eran Erov, VP Finance
+972-77-270-7203
erane@rittech.com